October 10, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-13958
Dear Mr. Rosenberg:
This letter is in response to your September 29, 2014 letter providing comments from the United States Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) resulting from their review of the Company’s disclosures in the filings listed above.
For your convenience, your comments are shown below in bold, italicized text, followed by our response.
Staff Comment:
Notes to Consolidated Financial Statements
Note 2. Business Dispositions, page F-20

1.
Please provide us an analysis supporting your accounting including separation, allocation, recognition and classification for the sales of the retirement plans and individual life businesses with reference to the authoritative literature upon which you relied. Include in your analysis how you determined the amount of net realized capital gains and reinsurance loss on disposition for each of these sales demonstrating compliance with the referenced literature.

Company Response:
The Company recognized gains and losses in 2012 and 2013 related to dispositions of its individual life and retirement plans businesses through reinsurance transactions which closed in January, 2013. In the third quarter of 2012 the Company recognized a reinsurance loss on the individual life business disposition of $533 million, pre-tax, which included a goodwill impairment charge of $342 million and a loss accrual for premium deficiency of $191 million. Relating to the retirement plans and individual life business dispositions, in the fourth quarter of 2012 the Company recognized net realized capital losses of $67 million, pre-tax, which included $177 million of intent-to-sell impairments partially offset by $110 million of net gains on derivatives hedging investment transactions for the portfolios to be transferred. In the first quarter of 2013 for the retirement plans disposition the Company recognized $634 million in reinsurance loss on disposition offset by $634 million in net realized capital gains for a $0 impact on income, pre-tax and an after-tax loss of $24 million. In the first quarter of 2013 for the individual life disposition the Company recognized $940 million in reinsurance loss on disposition offset by $940 million in realized capital gains for a $0 impact on income, pre-tax and after-tax.

The table below presents the calculation and component amounts of the Company’s gain or loss on disposal of its businesses by reinsurance. Below the table is the accounting analysis including references to authoritative literature upon which we relied.
Calculation of the Company’s gain or loss on disposal of its businesses by reinsurance

	(dollar amounts in millions)	Retirement Plans	Individual Life	Total
2012
	Goodwill impairment	$—	$(342)	$(342)
	Accrual of premium deficiency on disposal reinsurance	—	(191)	(191)
	Reinsurance loss	—	(533)	(533)
	Realized capital gains (losses) - investments	(156)	(21)	(177)
	Realized capital gains (losses) - derivatives	96	14	110
	Net realized capital gains (losses)	$(60)	$(7)	$(67)
2013
	Ceding commission	355	615	970
Less:	DAC, PVFP and other insurance contract-related balances	(397)	(678)	(1,075)
	Goodwill written off	(156)	—	(156)
	Software transferred	(36)	(13)	(49)
	Loss on reinsurance recoverable (fair value of assets in excess of reserves)	(350)	(990)	(1,340)
	Settlement of accrued premium deficiency on disposal reinsurance	—	191	191
	Transaction costs	(50)	(65)	(115)
	Reinsurance loss	(634)	(940)	(1,574)
	Realized capital gains - investments	614	890	1,504
	Realized capital gains - derivatives	20	50	70
	Net realized capital gains	634	940	1,574
	Gain (loss) from disposal of business, pre-tax	—	—	—
	Income tax expense [1]	(24)	—	(24)
	Loss from disposal of business, after-tax	$(24)	$—	$(24)
[1] Tax expense is driven by a portion of the retirement plans goodwill that is not deductible.
Accounting Analysis
The reinsurance transactions passed risk transfer because they were 100% coinsurance or modified coinsurance with no risk-limiting features. The disposition by reinsurance transfered the economics of the insurance contract obligations by recognizing a reinsurance recoverable equal to the insurance contract liabilities and a ceding commission in exchange for the fair value of the investments and eliminating any insurance contract-related accounting balances for deferred policy acquisition costs ("DAC"), present value of future profits ("PVFP"), sales inducements and unearned revenue reserves, and goodwill.
The transfer of financial assets is recorded at fair value because it constitutes a sale of the assets and meets the conditions for having transferred control of the assets under ASC 860-10-40-5, Transfers and Servicing, Overall, Derecognition. The gains or losses on the transfer of financial assets were included in realized gains and losses and not as part of the reinsurance transaction gain or loss. This is consistent with SEC Regulation S-X, Article 7, Rule 7-04, Financial Statements, Insurance Companies, Income Statements, Item 3 that prescribes that realized investment gains be included in revenues, and is consistent with industry practice. Similarly, gains or losses from closed derivatives that hedged prior acquisitions of fixed rate investments and had been deferred in accumulated other comprehensive income were recognized upon the transfer of the debt investments. Under ASC 815-30-35-39, Derivatives and Hedging, Cash Flow Hedges, Subsequent Measurement, ”If the hedged transaction results in the acquisition of an asset…., the gains and losses in accumulated other comprehensive income shall be reclassified into earnings in the same period or periods during which the asset acquired…affects earnings (such as in the periods that…., interest expense, or cost of sales is recognized).”

ASC 944-40-25-34, Financial Services - Insurance, Claim Costs and Liabilities, Recognition, Reinsurance Contracts, provides that assumptions used to estimate reinsurance receivables should be consistent with those used in estimating the related liabilities. Therefore it follows that the reinsurance asset will be recorded equal to the insurance contract liabilities. The fair value of investments exceeded their cost basis and also exceeded the reinsured insurance contract liabilities. In this case, the investments were transferred at fair value, generating net realized gains above and since the fair value of investments transferred exceeded the insurance contract liabilities reinsured, we recorded a loss on the reinsurance transaction. ASC 944-605-25-23, Financial Services - Insurance, Revenue Recognition, Recognition, provides “If the amounts paid for retroactive reinsurance for short-duration contracts exceed the recorded liabilities relating to the underlying reinsured short-duration contracts, the ceding entity shall increase the related liabilities or reduce the reinsurance receivable or both at the time the reinsurance contract is entered into, so that the excess is charged to earnings.” We applied this accounting to reinsurance of long-duration contracts by analogy. We reduced the reinsurance recoverable as part of the gain/loss on the reinsurance transaction. We did not increase the insurance contract liabilities as those are measured based on accounting rules for our retained insurance contract liabilities. ASC 944-605-25-22, Financial Services - Insurance, Revenue Recognition, Recognition, also provides that “Amounts paid for retroactive reinsurance….shall be reported as reinsurance receivables…” Although there is not specific discussion of retroactive reinsurance for long-duration it is clear from industry practice and retroactive reinsurance guidance that the reinsurance of an existing block of business is accounted for on the balance sheet, i.e., ceded premium and ceded losses are not recorded in the income statement.
Therefore, the formula for calculating the reinsurance gain or loss comes about as:

Ceding commission		xxxx
Less:	DAC, PVFP and other insurance contract-related balances	(xxx)
	Goodwill	(xxx)
	Software	(xxx)
	Loss on reinsurance recoverable (fair value of assets in excess of reinsurance recoverable)	(xxx)
	Transaction costs	(xxx)
Deferred gain / (Recognized loss)		xxx / (xxx)
DAC. ASC 944-30-35-64, Financial Services - Insurance, Acquisition Costs, Subsequent Measurement, provides that “Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs...” Therefore, the balance sheet reduction of DAC, as opposed to the charge off of DAC through the statement of operations, is based on this guidance.
PVFP and other insurance contract-related balances. PVFP represents the cost of future profits of insurance books acquired previously and can be thought of as the acquisition cost of a book of business, i.e., DAC. Sales inducements and unearned premiums are similar to DAC in that they are balances that arise from insurance income and cost recognition accounting rules and do not exist absent the economics of the insurance contracts. When the economics of the insurance contracts are reinsured away, it follows these balances should be reduced as part of the reinsurance transaction consistent with the above-described treatment of DAC - on the balance sheet without flowing through the income statement just as ceded premiums and losses do not flow through the income statement. These balances are recognized based on estimated future profits of the insurance contracts which are zero as a direct result of the sale by reinsurance. This treatment is consistent with industry practice. Therefore, the balance sheet reduction of PVFP, sales inducements and unearned premiums is based on the DAC guidance and practice.
Goodwill. ASC 350-20-40-1 and 2, Intangibles, Goodwill and Other, Derecognition, Disposal of All or a Portion of a Business Unit, provide that “when a reporting unit is to be disposed of in its entirety, goodwill of that reporting unit shall be included in the carrying amount of the reporting unit in determining the gain or loss on disposal. When a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with that business shall be included in the carrying amount…” Reinsurance of a reporting unit’s entire existing block of insurance business is a form of disposal of a business. The goodwill is an integral part of the business disposed by reinsurance and therefore we recorded it as part of the reinsurance gain or loss. ASC 805-10-55-4 through 9, Business Combinations, Definition of a Business, describes that a business has inputs and processes but that a business need not include all inputs and processes if market participants are capable of integrating the business with their own inputs and processes. It further provides that “In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business.” The Hartford associated goodwill with the business units sold - retirement plans and individual life. Therefore, including the balance sheet reduction of goodwill to remove the carrying value of the business is based on this guidance. Note that for individual life, the charge-off of goodwill was recognized in third quarter 2012 because it was not recoverable from the reinsurance proceeds and an additional loss for the reinsurance premium deficiency was accrued. The loss represented a reinsurance premium deficiency since the assets to be received were insufficient to cover the DAC and other insurance contract-related balances, and the ceded reserves.

Software. Software was transferred as part of the transactions. The software was integrally related to the businesses reinsured and as such was included in the calculation of the reinsurance loss.
Reinsurance gain or loss recognition. ASC 944-40-25-33, Financial Services, Insurance, Claim Costs and Liabilities, Recognition, Reinsurance Contracts, provides that “Reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding enterprise’s liability to the policyholder.” We did not have a reinsurance gain requiring deferral; rather, we had a loss or net cost. ASC 944-605-35-14 and 15, Financial Services - Insurance, Revenue Recognition, Reinsurance Contracts, Reinsurance of Long-Duration Contracts, provides that the cost of reinsurance is recognized over the life of the reinsurance based on assumptions consistent with those used for the reinsured contracts (i.e. future profits). However, in the case of an entire block of business being reinsured, there are no future profits so we recognized the loss immediately. For the individual life disposition it was probable that the reinsurance loss would not be fully offset by realized investment gains and we accrued the premium deficiency reserve under ASC 450-20-25-2, Contingencies, Loss Contingencies, Recognition, in third quarter 2012 prior to the close of the transaction. The accrued reinsurance premium deficiency was settled at the closing of the transaction.
Accounting for the transactions in fourth quarter 2012. There were net realized capital losses from investments and derivatives accelerated into fourth quarter 2012 associated with the transactions.

•
Investments in debt and equity securities - In accordance with ASC 320-10-35-34 and 34B, Investments, Debt and Equity Securities, Subsequent Measurement, when a debt or equity security’s value declines below cost, and the Company intends to sell or will more likely than not be required to sell within the foreseeable future, the Company records an other-than-temporary impairment as a charge in net realized losses equal to the difference between the fair value and cost basis of the security. The fair value of the impaired investment becomes its new cost basis. For both businesses as of 12/31/12 there was a definitive portfolio of securities to be transferred, all approvals for the reinsurance transaction had been obtained and the transaction closing was assured. As a result the Company recognized intent-to-sell impairments in fourth quarter 2012.

•
Hedge accounting for derivatives hedging forecasted transactions (also known as cash flow hedges) - ASC 815-20-25-15(b), Derivatives and Hedging, Recognition, Hedged Transaction Criteria Applicable to Cash Flow Hedges Only, requires that “The occurrence of the forecasted transaction is probable.” Under ASC 815-30-40-5, Derivatives and Hedging, Cash Flow Hedges, Derecognition, Discontinuing Hedge Accounting, if it is probable the forecasted transaction will not occur, the derivative instrument gain or loss reported in accumulated other comprehensive income shall be reclassified into earnings immediately. The assessment of probability of future variable interest receipts on debt investments or anticipated purchases of fixed rate investments was influenced by the intention to transfer the businesses’ investments at the close and cease purchasing future investments. For both businesses as of 12/31/12 there was a definitive portfolios of securities to be transferred, all approvals for the reinsurance transaction had been obtained and the transaction closing was assured. As a result the Company recognized gains and losses on derivatives hedging investment transactions for the portfolios to be transferred, in fourth quarter 2012.

Note 8. Deferred Policy Acquisition Costs and Present Value of Future Profits, F-66

1.
Regarding the unlock charge of $887 million in 2013 as a result of eliminating future estimated gross profits on the Japan variable annuity block due to the increased costs associated with expanding the Japan variable annuity hedging program, please describe for us this hedging program, the facts and circumstances leading to your decision to expand it and the timing of your decision. Demonstrate for us how expanding the program eliminated the future estimated gross profits and resulted in the $887 million charge, and tell us what base you used for computing future amortization after recording the unlock charge. Reference for us the accounting literature upon which you relied to account for the hedging program and to record the unlock charge and future amortization.

Company Response:
Description of Hedging Program:
During March 2013, the Company decided to expand its hedging program to substantially reduce equity and foreign currency exchange risk. As noted on page 103 of the Company’s Form 10-K for the year ended December 31, 2013, the Company entered into derivative contracts to hedge market risk exposures associated with the guaranteed benefits provided by the international variable annuity contracts. These derivative contracts included foreign currency forwards and options, interest rate swaps, swaptions and futures, and equity swaps, options, and futures on certain broadly traded global equity indices including the S&P500 index, Nikkei 225 index, Topix index, FTSE 100 index, and Euro Stoxx 50.

Facts and Circumstances Leading to Decision to Expand Hedging Program:
The execution of these hedge transactions represented a shift from the prior hedge strategy to a more comprehensive hedging of Japan variable annuity ("VA") equity and foreign currency exchange ("FX") risk. This was accomplished through dynamic hedging utilizing equity and currency futures to effectively eliminate the Japan VA equity and FX risks not covered by the existing hedge program. The reason for the change in strategy was that currency and global equity market levels had improved to the point where the Company believed that any potential claims from the guaranteed minimum income benefits could be covered by the existing customer account assets (reported as trading securities in the Consolidated Balance Sheet) plus a modest amount of future expected investment income.  Given this substantial improvement in the funded position of potential claims from the GMIB contractholders the Company made the decision to substantially increase its hedge position and essentially immunize itself from further economic loss.
Timing of Decision to Expand Hedging Program:
During the last week of March, 2013, The Hartford authorized the purchase of derivative instruments to hedge equity and FX risk associated with the Company’s Japan VA business. By the end of March 2013, management’s intent was to execute more comprehensive hedging of the Japan VA equity and FX risks. This intent was demonstrated by the direction of Enterprise Risk Management, to execute the hedges on March 28, 2013. The settlement of these hedge transactions, which were substantially completed by the second week of April 2013, was evidence of the ability of management to execute these hedges.
How Expanding Hedging Program Reduced EGPs and Resulted in DAC Charge:
The Hartford includes in their projections of estimated gross profits ("EGPs") revenue items including mortality and expense fees, rider fees, and surrender charges as well as expense items including benefit claims, policy administration expenses, reinsurance premiums, and hedge costs. The hedge costs in the EGP model represent expected derivatives-related losses that The Hartford would incur in hedging the Japan liabilities, determined under the Company's reversion-to-mean scenario. Other components of EGPs, such as fees, benefits and expenses were unaffected by the purchase of these hedging instruments.
The Japan VA DAC balance was approximately $900 million prior to the implementation of the more comprehensive hedging program. Note that the Company accounts for the Japan VA products as universal life-type contracts.
As a result of executing the hedge transactions, the full impacts of the additional Japan VA hedges were reflected in management’s best estimates of the elements of EGP’s as of March 31, 2013, in accordance with the guidance of ASC 944-30-35, Acquisition Costs - Subsequent Measurement, paragraph 5. Therefore, the expected impact of the more comprehensive hedging of Japan VA equity and FX risk was reflected in the first quarter 2013. We assessed the DAC for recoverability in accordance with ASC 944-60-25, Premium Deficiency and Loss Recognition - Recognition, paragraphs 7-8. In the DAC recoverability test, the present value of future EGPs (as determined using revised assumptions) was negative, so the DAC balance was written down to zero as unrecoverable.
In response to the Staff’s comment, we note that the derivatives hedging the capital market risk exposures associated with Japan VA contracts do not receive hedge accounting. Under ASC 815-10-35-2, Derivatives and Hedging, Overall, Subsequent Measurement, “the gain or loss on a derivative instrument not designated as a hedging instrument shall be recognized currently in earnings.” Accordingly, changes in the fair value of the derivatives are reported in current period earnings as net realized capital gains and losses.
Computing Future Amortization After Recording the DAC Charge:
Because all of the DAC associated with our Japan variable annuity business was written off as a result of the March 31, 2013 DAC unlock and recoverability analysis, the computation of future amortization for the Japan business was not applicable.

* * * * * *

In connection with our response to the Staff’s comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or others in the Staff may have. You may call me at 860-547-4848.
Sincerely,
/s/ Scott R. Lewis
Scott R. Lewis
Senior Vice President and Controller
cc: Beth A. Bombara, Executive Vice President and Chief Financial Officer